UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 23, 2021

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

novo nordisk®

company announcement

Notice for the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 23 February 2021 – The Annual General Meeting of Novo Nordisk A/S will be held on:

Thursday 25 March 2021 at 14:00 (CET)

Due to COVID-19, the Annual General Meeting is held as a fully virtual meeting and shareholders will not be able to be physically present at the meeting. Instead, shareholders will be able to participate via an IT application and we encourage shareholders to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting.

Also, Novo Nordisk offers the possibility of viewing the Annual General Meeting via live webcast on Novo Nordisk's website.

Please refer to the notice for further information.

The notice for the Annual General Meeting, including Appendix: Candidates for the Board of Directors, is enclosed.

BOARD OF DIRECTORS

All board members elected by the Annual General Meeting are up for election. Brian Daniels and Liz Hewitt have decided not to seek re-election.

The Board of Directors proposes re-election of the following board members elected by the Annual General Meeting: Helge Lund (chair), Jeppe Christiansen (vice-chair), Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay and Martin Mackay.

Novo Nordisk A/S
Investor Relations

Novo Allé
2880 Bagsværd
Denmark

Telephone:
+45 4444 8888

Internet:
www.novonordisk.com
CVR no:
24 25 67 90

Company announcement No15 / 2021

The Board of Directors proposes the election of Henrik Poulsen as a new member of the Board. Mr Poulsen served as CEO and president of the renewable energy company Ørsted A/S, Denmark, in the period 2012-2020. Prior to that Mr Poulsen was CEO and president of the telecommunication company TDC A/S, Denmark. From 2007-2008 Mr Poulsen served as operating executive of Kohlberg Kravis Roberts & Co. in the UK preceded by executive roles with the LEGO group, Denmark, in the period 1999-2006. The Board of Directors proposes the election of Henrik Poulsen to the Board of Directors primarily because of his extensive executive and board experience in large international companies, significant financial knowledge and in-depth knowledge of strategy, transformation, innovation, and mergers and acquisitions.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:

Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:

Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S
Investor Relations

Novo Allé
2880 Bagsværd
Denmark

Telephone:
+45 4444 8888

Internet:
www.novonordisk.com
CVR no:
24 25 67 90

Company announcement No 15 / 2021

Annual General Meeting 2021 of Novo Nordisk A/S Team Novo Nordisk, the world’s first all - diabetes professional cycling team, are racing with 100 on their jersey to celebrate the 100 - year anniversary of the discovery of insulin

To the shareholders of N o vo No r disk A/S February 2021 The Board of Directors is pleased to invite the shareholders to the Annual General Meeting of Novo Nordisk A/S (the ‘Company’), which will be held on Thursday 25 March 2021 at 14.00 (CET). Due to the current COVID - 19 pandemic and in order to minimise the spread of the virus as much as possible, Novo Nordisk A/S’ Board of Directors has decided that the meeting will be held as a fully virtual general meeting. Hence, shareholders will in 2021 unfortunately not have the possibility to participate in person. The possibilities for participating in or viewing the virtual Annual General Meeting are: • Virtual participation by PC or smartphone/tablet. This includes the possibility for viewing the broadcast of the meeting, voting, expressing opinions and asking questions in writing. • Viewing the webcast of the Annual General Meeting on Novo Nordisk’s website . The webcast does not offer possibilities for voting, expressing opinions or asking questions at the Annual General Meeting itself . Further information on registration, voting and participation is provided below. We encourage shareholders who are not able to attend the Annual General Meeting to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting. Annual General Meeting 2021 N o v o No r dis k / 2

Agenda 1. The Board of Directors’ oral report on the Company’s activities in the past financial year 2. Presentation and adoption of the audited Annual Report 2020 3. Resolution to distribute the profit according to the adopted Annual Report 2020 4. Presentation and advisory vote on the Remuneration Report 2020 5. 5.1 5.2 Approval of the remuneration of the Board of Directors Approval of the remuneration of the Board of Directors 2020 Approval of the remuneration level for 2021 6. 6.1 6.2 6.3 Election of members to the Board of Directors: Election of chair Election of vice chair Election of other members to the Board of Directors 7. Appointment of auditor 8. 8.1 8.2 8.3 8.4 8.5 8.6 8.7 Proposals from the Board of Directors and/or shareholders: Reduction of the Company’s B share capital by nominally DKK 8,000,000 by cancellation of B shares Authorisation to the Board of Directors to allow the Company to repurchase own shares Authorisation to the Board of Directors to increase the Company’s share capital Indemnification of the Board of Directors and Executive Management Amendments to the Remuneration Policy Amendment of the Articles of Association Proposals from shareholders 9. Any other business Annual General Meeting 2021 N o v o No r dis k / 3

Annual General Meeting 2021 Novo Nordisk / 4

Elaboration of the items on the agenda

Item 1: The Board of Directors' oral report on the Company's activities in the past financial year

The Board of Directors proposes that the oral report on the Company's activities in the past financial year is noted by the Annual General Meeting.

Item 2: Presentation and adoption of the audited Annual Report 2020

The Board of Directors proposes that the audited Annual Report 2020 is adopted by the Annual General Meeting. The Annual Report is available on the Company's website at novonordisk.com/annual-report.html.

Item 3: Resolution to distribute the profit according to the adopted Annual Report 2020

The Board of Directors proposes that the final dividend for 2020 is DKK 5.85 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2020 of DKK 9.10 includes both the interim dividend of DKK 3.25 for each Novo Nordisk A and B share of DKK 0.20, which was paid in August 2020, and the final dividend of DKK 5.85 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2021. The total dividend per share is increased by 9.0% compared to 2019. The total dividend for 2020 corresponds to a pay-out ratio of 50.0%.

Item 4: Presentation and advisory vote on the Remuneration Report 2020

The Board of Directors proposes that the Remuneration Report 2020 is adopted by the Annual General Meeting. The Remuneration Report has been prepared in accordance with the requirements of section 139b of the Danish Companies Act and describes remuneration awarded or due during 2020 to the members of the Board of Directors and the Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority. The Remuneration Report 2020 is available on the Company's website at novonordisk.com/agm.

Item 5: Approval of the remuneration of the Board of Directors

Item 5.1: Approval of the remuneration of the Board of Directors for 2020

The Board of Directors proposes that the actual remuneration of the Board of Directors for 2020 of DKK 17.0 million is approved by the Annual General Meeting. Reference is made to page 7 of the Remuneration Report 2020. The actual remuneration for 2020 corresponds to the remuneration level approved by the Annual General Meeting in 2020 for the financial year 2020.

Item 5.2: Approval of the remuneration level for 2021

The remuneration of the Board of Directors was most recently adjusted in 2020. The Board proposes to adjust the remuneration level in line with general salary inflation of employees and thus increase remuneration by 2.2%. Thus, the Board proposes that a base fee level of DKK 736,000 for 2021 be approved by the Annual General Meeting. Consequently, the remuneration will be as follows:

1. The base fee for board members is DKK 736,000.
2. The chair shall receive 3.00 times the base fee.
3. The vice-chair shall receive 2.00 times the base fee.
4. The Audit Committee chair shall receive 1.00 times the base fee in addition to the base fee and the Audit Committee members shall receive 0.50 times the base fee in addition to the base fee.
5. The committee chairs of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0.50 times the base fee in addition to the base fee and committee members of the Nomination Committee, the Remuneration Committee and the Research and Development Committee shall receive 0.25 times the base fee in addition to the base fee. In addition, the Board of Directors proposes that the travel allowance is similarly adjusted in line with general salary inflation to the following: 1. For board meetings and committee - related meetings held in the home country of the board member with five hours or more air travel each member shall receive DKK 39 , 500 . 2. For board meetings and committee - related meetings held outside the home country of the board member, but on home continent each member shall receive DKK 39,500. 3. For board meetings and committee - related meetings held on another continent than the home country of the board member each member shall r eceive DKK 79,000. In addition to the above - mentioned fees, the Company pays social security taxes within the EU imposed by foreign authorities in relation to the fees. The actual remuneration of the Board of Directors for 2021 shall be approved by the Annual General Meeting in 2022. Item 6: Election of members to the Boa r d of Di r ectors All shareholder - elected board members are to be elected or re - elected each year and were most recently elected at the Annual General Meeting in 2020. Thus, the term of each of the current shareholder - elected board members expires at the Annual General Meeting in March 2021. If the proposed candidates are elected as board members, the Board of Directors will consist of 12 members including employee - elected board members . Item 6.1: Election of chair The Board of Directors proposes re - election for a one - year term of Helge Lund as chair of the Board of Directors. Item 6.2: Election of vice - chair The Board of Directors proposes re - election for a one - year term of Jeppe Christiansen as vice - chair of the Board of Directors. Item 6.3: Election of other members to the Boa r d of Di r ectors Brian Daniels and Liz Hewitt have decided not to seek re - election. The Board of Directors proposes re - election for a one - year term of the following shareholder - elected board members: Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay and Martin Mackay. The Board of Directors proposes election for a one - year term of Henrik Poulsen as a new member of the Board. The Board of Directors proposes election of Henrik Poulsen as member of the Board of Directors primarily because of his extensive executive and board experience in large international companies, significant financial knowledge and in - depth knowledge of strategy, transformation, innovation and mergers and acquisitions. Please see the Appendix for a description of the nominated candidates’ qualifications, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards, and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies. Item 7: Appointment of auditor The Board of Directors proposes appointment of Deloitte Statsautoriseret Revisionspartnerselskab (“Deloitte”) as the Company’s new auditor in accordance with recommendation from the Audit Committee. Due to legal requirements, the Company’s auditor must be rotated at the Annual General Meeting in 2021. In 2019, the Board of Directors initiated the process of selecting the new candidate to be proposed for appointment as new auditor in 2021. The selection procedure was organised in accordance with Article 16 of the EU Audit Regulation (Regulation (EU) No. 537/2014). Annual General Meeting 2021 N o v o No r dis k / 5

As described in the invitation to the Annual General Meeting in 2020, the Audit Committee has evaluated three auditors in the selection procedure following which the Audit Committee submitted a recommendation to the Board of Directors expressing preference for proposing Deloitte as new auditor at the Annual General Meeting in 2021. The Audit Committee inter alia based its preference for Deloitte on Deloitte’s significant experience with the pharmaceutical industry, its experience working with the Public Company Accounting Oversight Board as well as its insights into the US market, its good insights into Novo Nordisk and its approach to digitalisation in auditing. During 2020 and the beginning of 2021, Deloitte has functioned as a shadow auditor. The Audit Committee upholds its recommendation and preference for election of Deloitte. The recommendation from the Audit Committee is free from influence by third parties and no agreements with third parties which restrict the choice as regards the appointment of a particular statutory auditor or audit firm have been imposed on it. Item 8: P r oposals f r om the Boa rd of Di r ectors and/or sha r eholders Item 8.1: Reduction of the Compan y ’ s B sha r e capital b y nominally DKK 8,000,000 b y cancellation of B sha r es The Board of Directors proposes that the Company’s B share capital is reduced from DKK 362 , 512 , 800 to DKK 354 , 512 , 800 by cancellation of part of the Company’s own holding of B sha r es at a nominal value of DKK 8,000,000 divided into 40,000,000 B shares of DKK 0.20 each. After reduction of the share capital, the Company’s share capital will amount to DKK 462,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 354,512,800. The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is adopted, the Company’s holding of own shares will be reduced by 40,000,000 B shares of DKK 0.20 each. These B shares were repurchased for the total sum of DKK 17,023,000,000 which means that, in addition to the nominal r eduction amount, DKK 17,015,000,000 has been distributed to shareholders. The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility. Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction: “3.1 The Company’s share capital amounts to DKK 462,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 354,512,800.” Item 8.2: Authorisation to the Boa rd of Di r ectors to allow the Company to repurchase own shares The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the Annual General Meeting in 2022. Novo Nordisk’s guiding principle is that any excess cash should be returned to investors. The dividend policy is to hav e a dividen d l e ve l compa r abl e t o our peers , an d thi s is complemented by share repurchase programmes to ensure th e guidin g principl e i s achi e ved. Th e Compan y consider s i t goo d corpo rat e g o vernanc e and consisten t wit h th e Compan y ’ s st rateg y fo r it s sha r e r epu r chase programmes that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting o n a r egula r basis. Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase own shares up to a total nominal amount of DKK 46,200,000, corresponding to 10% of the share capital following the capital reduction, cf. item 8.1, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%. The authorisation shall be in place until the Annual General Meeting in 2022. Item 8.3: Authorisation to the Boa rd of Di r ectors to inc r ease the Compan y ’ s sha r e capital The Board of Directors’ current authorisations in Articles 5.3 and 5.4 of the Articles of Association to increase the share capital expire on 26 March 2022. Annual General Meeting 2021 N o v o No r dis k / 6

The Danish Companies Act allows the Annual General Meeting to grant the Board of Directors authorisation to increase the share capital for a duration of up to 5 years. At present, the Board of Directors considers it good corporate governance to limit the authorisations both in terms of time and amount. Item 8.3(a): Cancellation of article 5.3 of the Articles of Association Novo Nordisk expects to cover current and future obligations under employee share programmes through treasury shares as is currently the case for Novo Nordisk’s obligations under the long - term incentive programme. Consequently, the Board of Directors proposes to cancel the current authorisation in Article 5.3 which allows the Board of Directors to increase the share capital of the Company by issuing B shares up to a total nominal value of DKK 2,000,000 and to offer those shares to the employees of the Company or its subsidiaries at a price which is lower than the market price of the B shares. As a result of the proposal, the current Article 5.3 of the Articles of Association will be cancelled, the current Article 5.4 will become Article 5.3, the current Article 5.5 will become Article 5.4 and the reference to the current Article 5.3 in the first sentence of the current Article 5.5 will be cancelled. Item 8 . 3 (b) : Extension of authorisation to the Board of Directors to increase the Company’s share capital The Board of Directors continues to consider it relevant to ensure the flexibility in the capital structure of the Company provided by the authorisation in the current Article 5.4 (with or without pre - emptive rights for existing shareholders). Therefore, the Board of Directors proposes to extend the authorisation for a period of 1 year until 25 March 2023 and to limit the maximum share capital increase to a total of nominally DKK 46,200,000 for the authorisations under the current Article 5.4. The current Article 5.4 (becoming Article 5.3, subject to adoption of the proposal in item 8.3(a)) will be worded as follows: “(a) Until 25 March 2023, the Board of Directors shall be authorised to increase the share capital in one or more stages with pre - emptive rights for the existing shareholders by up to a total nominal amount of DKK 46,200,000. The capital increase may take place by payment in cash. The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A sha r es shall in such case have a p re - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares. If the capital increase takes place at market price, the capital increase may take place by proportionate issuance of A shares and B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre - emptive subscription rights for the new B shares. (b) Until 25 March 2023, the Board of Directors is authorised to increase the share capital in one or more stages without pre - emptive rights for the existing shareholders by issuing B sha r es for up to a total nominal amount of DKK 46,200,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash. (c) The authority given to the Board of Directors under Articles 5.3(a) - (b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 46,200,000.” Item 8.4: Indemnification of the Board of Directors and E x ecutive Management In line with the Remuneration Policy adopted by the Annual General Meeting in 2020, it is the Company’s policy to take out customary directors’ and officers’ (D&O) liability insurance and – if the insurance coverage is insufficient – to indemnify to the fullest extent permitted by law and the Company’s Articles of Association in certain cases additional claims that a board member or an executive may personally incur, provided that such claims are not caused by gross negligence or wilful misconduct by the board member or executive. Novo Nordisk has, similar to other companies, taken out D&O insurances that cover the liability which the Novo Nordisk Group’s directors and officers may incur towards third parties in the discharge of their duties. Annual General Meeting 2021 N o v o No r dis k / 7

It has, due to general developments in the insurance market, proved increasingly difficult for Novo Nordisk to take out such D&O insurances with a sufficient coverage on reasonable terms, considering the Novo Nordisk Group’s business. It is considered in the best interest of the Company and its shareholders that the Novo Nordisk Group’s directors and officers are offered appropriate indemnification against claims raised by third parties against them in the discharge of their duties, inter alia in order to attract suitable candidates for such positions. The Board of Directors proposes that the Annual General Meeting adopts a scheme for indemnification of the Novo Nordisk Group’s directors and officers to the fullest extent permitted by applicable law (“the Scheme”) and that the Scheme be reflected in the Company’s Remuneration Policy. As such, in accordance with section 139(2) of the Danish Companies Act, any material changes to the Scheme will be presented to the general meeting for approval and, in any event, the Scheme will together with the Remuneration Policy in general be presented to the general meeting every 4th year for approval. Please refer to the description of the proposed Scheme included in the proposed Remuneration Policy, the sections “Directors’ and officers’ liability” on pages 4 and 9, and to each of the below proposals in items 8.4(a) and 8.4(b) on indemnification of members of the Board of Directors and of Executive Management, respectively. Item 8.4(a): Boa rd of Di r ectors The Board of Directors proposes that the Scheme shall be implemented and managed by the Board of Directors acting in accordance with the Remuneration Policy and applicable laws and further that the Annual General Meeting adopts the following elements in the Scheme for indemnification with respect to members of the Board of Directors: “To be able to attract qualified Board members, it is the company’s policy to take out customary directors’ and officers’ liability insurance, as appropriate. If the insurance coverage is insufficient, it is the company’s policy to indemnify to the fullest extent permitted by law in certain cases additional claims that a Board member may personally incur, provided that such claims are not caused by fraud, gross negligence, wilful misconduct or in respect of criminal sanctions. Consequently, Novo Nordisk will indemnify and hold harmless each of the Board members from and against any losses incurred by such Board member arising out of any actual or potential claims, including any costs associated therewith, raised by any third parties (other than Novo Nordisk) against a Board member arising out of such person’s discharge of his/her duties as an officer or director of Novo Nordisk (the Scheme). The Scheme is for the sole benefit of the Board members and no third party shall be entitled to rely on or derive any benefits from the Scheme or have any recourse against Novo Nordisk on account of the Scheme. Excluded from coverage under the Scheme is: a. Any claims if and to the extent covered by insurance taken out by Novo Nordisk; b. Any claims raised against a Board member arising out of such Board member’s breach of his/her fiduciary or otherwise statutory duties towards Novo Nordisk; c. Any claims raised against a Board member arising out of such Board member’s fraud, wilful misconduct or gross negligence; d. Any claims raised against a Board member arising out of any criminal offence committed by a Board member; e. Any other Claims, if and to the extent it would be inconsistent with statutory laws to offer the benefits of the Scheme to the Board member. The Board of Directors is authorized to determine the detailed terms of the Scheme, including coverage, and to manage and administer the Scheme, and to take any decisions under the Scheme in respect of any claims.” Item 8.4(b): E x ecutive Management The Board of Directors proposes that the Annual General Meeting also adopts the Scheme for indemnification with respect to members of Executive Management in line with the elements and the description set forth in the section “Directors’ and officers’ liability” on page 9 of the proposed Remuneration Policy and that the Annual General Meeting authorises the Board of Directors to determine the detailed Annual General Meeting 2021 N o v o No r dis k / 8

Annual General Meeting 2021 Novo Nordisk / 9

terms of the Scheme, including coverage, and to manage and administer the Scheme, and to take any decisions under the Scheme in respect of any claims.

Item 8.5: Amendments to the Remuneration Policy

At the Annual General Meeting in March 2020, the shareholders adopted a new Remuneration Policy for Novo Nordisk A/S.

The Board of Directors proposes that the Remuneration Policy is amended to describe the indemnification of the Board of Directors and of the Executive Management including the related authorisations to the extent approved by the Annual General Meeting, cf. items 8.4(a) and 8.4(b) above. Further, the Board of Directors proposes that - based on an evaluation of the policy - a number of clarifications to elements concerning the remuneration of board members and executives are made. The clarifications are in line with the Danish Corporate Governance Committee's new recommendations dated 2 December 2020:

- Clarify that executives domiciled and working in different countries or relocating internationally may receive allowances and benefits to support their international mobility. Please refer to the proposed Remuneration Policy, section "Other benefits" on page 6.
- Clarify that claw-back of short-term incentives and long-term incentives paid to Executive Management is possible also in cases of breach of implied conditions and in cases of bad faith on the part of the recipient. Please refer to the proposed Remuneration Policy, section "Clawback and malus" on page 6.
- Clarify that the Board's discretion to override the formulaic outcome under the STIP and LTIP is to adjust the incentive to an appropriate level rather than to a reasonable level. Please refer to the proposed Remuneration Policy, section "Clawback and malus" on page 6.
- Clarify that the long-term incentive programme offered to Executive Management is capped at a number of shares at the time of grant. Please refer to the proposed Remuneration Policy, section "Long term share-based incentive programme" on page 7.
- Clarify that a target applied in the long-term incentive programme offered to Executive Management may be waived or adjusted if the target becomes obsolete or not appropriate due to events which could not be taken into account at the beginning of the performance period, such as strategy changes, acquisitions/divestments etc. This would align the long-term incentive programme to the short-term incentive programme. Please refer to the proposed Remuneration Policy, section "Long term share-based incentive programme" on page 7.

Please also see the full text of the proposed Remuneration Policy on novonordisk.com/AGM.

The proposed Remuneration Policy will, if adopted, apply to remuneration in relation to the calendar year 2021 and later as well as to agreements on remuneration entered into, extended or changed following the Annual General Meeting on 25 March 2021.

Item 8.6: Amendment of the Articles of Association

Item 8.6(a): Virtual General Meetings

In 2020, the restrictions on gatherings imposed by authorities to limit the spreading of the COVID-19 virus impaired the shareholders' possibilities for participating in the March 2020 Annual General Meeting. To support the shareholders' possibilities for participating and voting at Novo Nordisk's future General Meetings irrespective of potential hindrances for participation in person, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to decide whether General Meetings, going forward, will be held with attendance in person, virtually or as a combination of virtual and personal attendance.
Accordingly, the Board of Directors proposes to include in the Articles of Association a new Article 6.3 worded as follows:

"The Board of Directors is authorised to resolve, when it considers it appropriate, that the General Meeting is held as a partially electronic or a fully electronic General Meeting, provided that the General Meeting can be properly conducted and that the other statutory requirements applicable to a partially electronic or a fully electronic General Meeting, respectively, are met. Shareholders will be able to attend, express their opinion and vote by electronic means. Shareholders participating in a General Meeting shall pay their own expenses associated with participation. Detailed information on the procedures for registration and participation will be made available on the Company's website: novonordisk.com."

Annual General Meeting 2021 Novo Nordisk / 10

Item 8.6(b): Language in documents prepared for General Meetings

The current Articles of Association, Article 7.5, require that documentation prepared for the purpose of the General Meeting shall be issued in Danish as well as in English. It is proposed to allow the Board to decide to issue some or all documents prepared for the purpose of the General Meeting in connection with or after the General Meeting in English only to the extent allowed by law, but with the option to also issue a Danish version. This is in line with the flexibility already provided in the Articles of Association for Annual Reports and Company Announcements, with English being Novo Nordisk's corporate language and with remuneration reports being issued in English only. The Board of Directors proposes to amend Article 7.5 to read as follows:

"The General Meeting shall be held in English. Simultaneous interpretation to and from Danish shall be available for all attendees. All documents prepared for the purpose of the General Meeting in connection with or after the General Meeting shall – to the extent allowed by law - be in English and, if decided by the Board of Directors, in Danish."

Item 8.6(c): Differentiation of votes

Novo Nordisk A/S has a sponsored programme for American Depository Receipts (ADRs) under which JPMorgan Chase Bank, N.A. acts as depositary. Holders of ADRs may have different preferences for voting on the shares in Novo Nordisk A/S underlying their ADRs. To secure and support that individual voting preferences of holders of ADRs can be submitted by the depositary and included in the voting results of General Meetings, the Board of Directors proposes to include a new Article 8.6 worded as follows:

"A person registered as a holder of shares of the Company in the Company's Register of Owners and acting in a professional capacity on behalf of other natural or legal persons, including holders of American Depositary Shares representing shares of the Company, may cast votes that are not identical for all such shares. "

Item 8.7: Proposals from shareholders

Item 8.7(a): Proposal from the shareholder Kritiske Aktionærer on making a plan for changed ownership

Proposal to the Annual General Meeting, submitted by Kritiske Aktionærer:

"The Board of Directors of Novo Nordisk must, together with the Novo Nordisk Foundation, make a plan for how to change the ownership to be without private shareholders (through continued purchase of shares) so that in time the Company shall not pay dividends to private investors and shall not direct the business based on benefiting foreign investors by dividends, but shall only spend the Company's profits on developing and producing vaccines and as far as possible on reducing the prices paid by consumers.
The grounds: In 2020, Novo Nordisk had a profit in excess of DKK 40 billion. 50% of the profit, more than DKK 20 billion, is proposed to be distributed, money which could have otherwise been spent for the benefit of health-related purposes. In no way does Novo Nordisk need to be stock exchange listed and should therefore, through increased purchase of shares, work towards freeing itself from the stock exchange. Concurrently, the distribution of dividends can be reduced."

Comment by the Board of Directors:

The Board of Directors does not support the proposal. The Board of Directors deems it beneficial for the Company to have multiple shareholders and to have the Company's shares listed on both Nasdaq Copenhagen and the New York Stock Exchange. Novo Nordisk values the interaction and the multiple perspectives provided by the main shareholder and other shareholders alike. Being listed on the stock exchange and having multiple shareholders also provides the Company with flexibility to raise capital in the future should that be required to fund additional research and development (R&D) activities, potential acquisitions etc.

Annual General Meeting 2021 Novo Nordisk / 11

Additional information

Majority requirements

To adopt the proposals under items 8.1, 8.3(a), 8.3(b), 8.6(a) and 8.6(c) of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals, cf. Articles 9.2 and 9.3 of the Articles of Association.

All other proposals on the agenda may be adopted by a simple majority of votes, cf. Article 9.1 of the Articles of Association. Item 4 is up for advisory vote.

Share capital and record date

The current share capital of the Company amounts to DKK 470,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 362,512,800.

Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote.

The record date is Thursday 18 March 2021.

Participation and voting rights

Anyone who is registered as a shareholder in the register of shareholders at the end of the record date, Thursday 18 March 2021, or who has made a request to such effect by that date is entitled to participate and vote at the Annual General Meeting. The participation and voting rights are determined by the number of shares held by each shareholder at the end of the record date as per the register of shareholders as well as any notification for registration received by the Company by that time but which has not yet been entered in the register.

Shareholders have different opportunities for participating in and following the Annual General Meeting. Further information on voting and granting proxy in advance, asking questions in advance, participating virtually and how to view the webcast of the Annual General Meeting is provided below.

How to vote in advance – proxy and correspondence voting

From shareholders unable to participate virtually at the Annual General Meeting and shareholders who wish to vote in advance, the Board of Directors would appreciate receiving a proxy or a vote by correspondence in order to know the shareholders' view on the respective items on the agenda and to ensure that the quorum requirement is met.

Proxy voting:

Shareholders may grant proxy to a named third party or to the Board of Directors. Proxies shall be submitted by Friday 19 March 2021 end of day (CET).

Voting instructions by proxy may be completed and submitted in the following ways:

- via the InvestorPortal. Logging on requires NemID or username and password. The InvestorPortal can be accessed via Novo Nordisk's website www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html or via Computershare A/S' website www.Computershare.dk, or
- by downloading a proxy form from novonordisk.com/AGM. Print, complete, sign and send the form via email to gf@computershare.dk or by ordinary letter to Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark.

For further information please see novonordisk.com/AGM.

Correspondence voting:

Shareholders may vote by correspondence:

- via the InvestorPortal. Logging on requires NemID or username and password. The InvestorPortal can be

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accessed via Novo Nordisk's website www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html or via Computershare A/S' website: www.Computershare.dk, or
- by downloading a voting form from novonordisk.com/AGM. Print, complete, sign and send the form via email to gf@computershare.dk or by ordinary letter to Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby Denmark.

Votes by correspondence shall be received by the Company no later than Wednesday 24 March 2021 at noon (CET).

How to ask questions in advance

Shareholders may ask questions in advance of the Annual General Meeting.

- For questions about participation, admission cards, the InvestorPortal, how/when/where to submit proxies and votes by correspondence, how to use LUMI AGM, registration of shares by name and other technical questions concerning the Annual General Meeting, please contact Computershare A/S by email to gf@computershare.dk or by telephone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET).
- Shareholders having questions to the items on the agenda or about Novo Nordisk in general are encouraged to submit these in advance by email to AGmeeting@novonordisk.com. For practical reasons, shareholders are requested to submit any such written questions no later than Wednesday 24 March 2021 at noon (CET). The questions will as far as possible be answered in writing prior to the Annual General Meeting. A summary of questions and answers will be published on our website novonordisk.com/AGM.

How to participate – virtual participation or viewing the webcast

Novo Nordisk offers two different ways for the shareholders to participate in or view the Annual General Meeting:
- Virtual participation by PC or by smartphone/tablet. This includes the possibility for viewing the broadcast of the meeting, voting, expressing opinions and asking questions in writing.
- Viewing the webcast of the Annual General Meeting on Novo Nordisk's website. The webcast does not offer possibilities for voting, expressing opinions or asking questions at the Annual General Meeting itself. Instead, shareholders are encouraged to submit votes and ask questions prior to the Annual General Meeting as set out above.

The two options are described below.

Virtual participation:

In order to participate virtually at the Annual General Meeting, shareholders should sign up by requesting an admission card latest by Friday 19 March 2021 end of day (CET). For guidance, please refer to the "Admission card" section below.

Virtual participation takes place through an application named LUMI AGM which is accessible by web browser. Shareholders participating virtually should ensure to have a PC/smartphone/tablet with a web browser installed as well as an adequate and functioning internet connection available at the time of the Annual General Meeting. It is possible to watch the live webcast of the Annual General Meeting, express opinions/ask questions in writing and vote in LUMI AGM.

The minimum system requirements are: The latest version of Google Chrome, Safari, Internet Explorer 11, Microsoft Edge or Firefox web browser. LUMI AGM is not supported by Internet Explorer 10.

Due to COVID-19, the Annual General Meeting is held as a fully virtual meeting wherefore shareholders will not have the possibility to be physically present at the Annual General Meeting.

Webcast:

Shareholders can watch the live webcast in Danish and English on the Company's website novonordisk.com. The webcast will also be available on the website after the meeting.

The live webcast is publicly accessible and requires no admission card.

Admission card

Admission card for the Annual General Meeting is necessary for virtual participation. Admission cards are issued electronically

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and may be obtained:

- via the InvestorPortal. Logging on requires NemID or username and password. The InvestorPortal can be accessed via Novo Nordisk's website www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html or via Computershare A/S' website: www.Computershare.dk, or
- by contacting Computershare A/S by phone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET) or via email: gf@computershare.dk.

Admission cards will be sent to the shareholder's email address specified in the InvestorPortal upon registration and will include a link to the user guide for the LUMI AGM application. Admission cards and LUMI AGM user credentials for advisors/companions will also be sent to the shareholder's email address but will be separate from admission cards and user credentials for the shareholder. Please note that admission cards will not be sent by ordinary mail. An admission card is not necessary for viewing the webcast. For further information please see novonordisk.com/AGM.

Language

Representatives of the Company and the chair of the Annual General Meeting will conduct their presentations in English. Shareholders participating virtually via the LUMI AGM application may choose to write questions and opinions in Danish or English.

Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting. Thus, it is possible to select either Danish or English language when participating virtually via the LUMI AGM application or when viewing the webcast on our website novonordisk.com.

Information on novonordisk.com

The following information is available on novonordisk.com/AGM until and including the date of the Annual General Meeting:

- Notice to convene the Annual General Meeting, including the agenda and complete proposals and a description of the nominated board candidates (Appendix),
- The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting,
- The audited Annual Report 2020,
- The Remuneration Report 2020,
- The proposed revised Remuneration Policy,
- The proposed revised Articles of Association,
- The proxy and voting by correspondence form,
- The registration form,
- A summary of potential questions received from shareholders and answers from Novo Nordisk, and
- User guide for the LUMI AGM application.

Dividends

The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax, if any.

Further information on dividends may be found in the Annual Report 2020 under 'Shares and capital structure'.

Electronic communication

Since 1 January 2021, Novo Nordisk no longer distributes hard copies of notices for general meetings. It is possible to receive the Annual Reports, the quarterly update "Share" and notices of general meetings and shareholders' meetings electronically by email from Novo Nordisk. Should you wish to receive such communication from us, please register your email address on the InvestorPortal via this link: www.novonordisk.com/investors/investor-portal-and-SHARE-magazine.html.

Processing of personal data

For information about how Novo Nordisk processes your personal data as a shareholder, see the Company's Notices of Personal Data Processing on: www.novonordisk.com/content/dam/nncorp/global/en/investors/pdfs/20180716_GDPR_notification_to_shareholders.pdf and on www.novonordisk.com/AGM

Best regards,
Novo Nordisk A/S
The Board of Directors

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Appendix Candidates for the Board of Directors

General considerations

The main focus of the Board is on corporate strategy, supervision, organisation and governance, thus contributing to the long-term interest of the Company. This also includes the Company's purpose and sustainability including ESG.

All shareholder-elected board members are to be elected or re-elected each year for a one-year term and the Board members were most recently elected at the Annual General Meeting in March 2020. Consequently, the term for each board member expires at the Annual General Meeting in March 2021.

Novo Nordisk A/S aims to propose a Board consisting of persons who collectively in the best possible way can attend to the interests of the Company and the shareholders, with due respect for other stakeholders of the Company. The Board has in the Board Competence Profile determined the aspiration for the Board composition. The competence profile is available at https://www.novonordisk.com/about/board-of-directors.html.

A Nomination Committee consisting of four members has been established and elected by the Board from among its members. The Nomination Committee assists the Board with oversight of the competence profile and composition of the Board, nomination of members and committees, of the corporate governance of the Company and other tasks on an ad hoc basis, as specifically decided by the Board.

When recommending candidates to be nominated by the Board, the Nomination Committee considers factors such as the balance between renewal and continuity; the desired competences and experience; the performance of the individual Board members; the ambition for diversity; as well as independence.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors will be able to fulfil its duties.

Competences and experience

To support continued fulfilment of the Novo Nordisk Way, the Board has in the Board competence profile determined that board members should possess integrity, accountability, fairness, financial literacy, commitment and desire for innovation.

Additionally, the following competences and experience should be represented on the Board: Global business management; strategic operations and governance; healthcare industry and market access; research and development; technology and digitalisation; M&A and external innovation sourcing; people leadership and change management as well as finance and accounting, cf. the biography of the individual Board members.

Competences and experience to be represented on the Board (shareholder-elected Board members only)

Global business management, strategic operations and governance	Healthcare industry and market access	Research and development, technology and digitalisation
M&A and external innovation sourcing	People leadership and change management	Finance and accounting

Please see the Board Competence Profile for a more detailed description of the competence criteria of the Board.
If all proposed candidates are elected to the Board, the Board would collectively possess the desired competences and experience.

Diversity The Board has in December 2020, renewed its diversity ambition. Thus, it is the aim that at least two shareholder - elected members are of Nordic nationality and two of non - Nordic nationality and to have at least three shareholder - elected Board members of each gender by 2024. With the proposed candidates the shareholder - elected Board members will consist of three Nordic members and five non - Nordic members. Of these, two members are female and six are male. Thus, the Board of Directors fulfils its nationality ambition but does not fulfil its gender ambition. The search process was undertaken by the Nomination Committee with the assistance of an executive search firm. Several suitable candidates were identified. It was a requirement in the search process that diversity was taken into account with regard to e.g. experience, background and gender. In the end the best suitable candidate was a male Dane. The Board of Directors finds that being diverse in gender and nationality is of continued importance and will continue to work with securing the desired diversity on the Board. Independence It is Novo Nordisk’s aspiration that at least half of its shareholder - elected Board members should be independent in accordance with the Danish Code on Corporate Governance. Further, in order to ensure that Novo Nordisk and its controlling shareholder share a common vision and goals, it is desirable to have a number of Board members representing the main shareholder. However, in order to get an outside perspective on Novo Nordisk’s business, it is also desirable to have a number of Board members who do not represent the main shareholder. Three of the proposed candidates, Mr Christiansen, Mr Kutay and Mr Poulsen, are not considered to be independent of the Company as Mr Christiansen holds a board position at Novo Holdings A/S, Mr Kutay is chief executive officer of Novo Holdings A/S and Mr Poulsen is a candidate for election as member of the board of directors of Novo Holdings A/S, the main shareholder of the Company. If all proposed candidates are elected to the Board, the Board will satisfy the aspiration to have a number of Board members representing the main shareholder and that at least half of the Board members elected by the shareholders shall be independent. In addition, the proposed composition of the Board will enable the Board to elect members to the Audit Committee who qualify as independent as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms. Annual General Meeting 2021 Novo Nordisk / 15

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The individual candidates

Helge Lund

Chairman of the Board
Chairman of the Nomination Committee



First elected in 2017 (please see further below)
Most recently elected in 2020
Chair since 2018
Member of the Nomination Committee since 2018

Independent

Position and management duties:

Operating advisor to Clayton Dubilier & Rice, US. Chair of the Boards of BP p.l.c., UK and Inkerman Holding AS, Norway. Member of the boards of P/F Tjaldur, Faroe Islands and Belron SA, Luxembourg. Member of the Board of Trustees of the International Crisis Group.

Former positions:

Mr Lund served as chief executive of BG Group plc, UK, the global oil and gas company, from 2015 to 2016 when the company was acquired by Shell. Prior to that Mr Lund served as president and CEO of Equinor ASA (formerly known as Statoil ASA), Norway, from 2004 to 2014. From 2002 to 2004 Mr Lund served as president & CEO of Aker Kvaerner ASA, Norway, an industrial conglomerate with operations in oil and gas, engineering and construction, pulp and paper, and shipbuilding. Prior to this Mr Lund has also held executive positions in Aker RGI ASA, Norway, an industrial holding company, and Hafslund Nycomed, Norway, an industrial group with business activities in pharmaceuticals and energy.

From 2014 to 2015 Mr Lund was a member of the Board of Directors of Novo Nordisk A/S.

Special competences:

Extensive executive and board experience in large multinational companies and significant financial knowledge.

Education:

1991 MBA, INSEAD, France.
1987 MA Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Mr Lund is a Norwegian national, born October 1962.

Jeppe Christiansen

Vice chair of the Board
Chair of the Remuneration Committee



First elected in 2013
Most recently elected in 2020
Vice Chair since 2013
Chair of the Remuneration Committee since 2017 (member since 2015)

Not independent

Positions and management duties:

Chief executive officer of Maj Invest Holding A/S as well as board member and/or executive director in two wholly owned subsidiaries of this company, both in Denmark.
Chair of Haldor Topsøe A/S and Emlika Holding ApS and board member of two wholly owned subsidiaries of this latter company, and chair of JEKC Holding ApS. Board member of Novo Holdings A/S and KIRKBI A/S, Pluto Naturfonden and Randers Regnskov, all in Denmark. Member of the board of BellaBeat Inc., US. Member of the Board of Governors of Det Kgl. Vajsenhus, Denmark. Adjunct Professor, Department of Finance, Copenhagen Business School, Denmark.

Former positions:

From 2005 to 2009 Mr Christiansen was chief executive officer of LD Pensions. Prior to that Mr Christiansen was executive director in Danske Bank from 1999 to 2004 with responsibility for group equity business and corporate international banking. From 1988 to 1999 Mr Christiansen worked for LD Pensions, first as fund manager and later as deputy director with responsibility for the equity business.

Special competences:

Executive background and extensive experience within the financial sector, in particular in relation to financial and capital market issues as well as insight into the investor perspective.

Education:

1985 M.Sc. in Economics, University of Copenhagen, Denmark.

Mr Christiansen is a Danish national, born November 1959.

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Laurence Debroux

Member of the Board
Member of the Audit Committee



First elected in 2019
Most recently elected in 2020
Member of the Audit Committee since 2019

Independent

Positions and management duties:

Group Chief Financial Officer, Executive Board Member, of Heineken N.V., the Netherlands.
Member of the board of Exor N.V., the Netherlands, and of HEC Paris Business School, France.

Former positions:

From 2010 to 2015 Ms Debroux held the position as group chief financial officer, executive board member, at JCDecaux SA, France. From 1996 to 2010 Ms Debroux held a number of positions at Sanofi Aventis (previously Sanofi SA), including those of chief strategic officer, chief financial officer and deputy chief financial officer.
Prior to this, Ms Debroux held positions in corporate finance at Elf Aquitaine, France, from 1993 to 1996, as an analyst in Corporate Finance for Merrill Lynch, UK, from 1992 to 1993, and as a research analyst for Putnam, Hayes & Bartlett, USA, from 1989 to 1990.

Special competences:

Significant financial and accounting experience, extensive global experience within the pharmaceutical industry and experience from executive positions in major international companies.

Education:

1992 Master Degree, HEC Paris, Ecoles des Hautes Etudes Commerciales, France.

Ms Debroux is a French national, born July 1969.

Andreas Fibig

Member of the Board
Member of the Audit Committee



First elected in 2018
Most recently elected in 2020
Member of the Audit Committee since 2018

Independent

Positions and management duties:

Chair and chief executive officer of International Flavors & Fragrances Inc., US.
Chair of the board of the German American Chamber of Commerce, US. Executive Committee member of the World Business Council for Sustainable Development.

Former positions:

From 2008 to 2014, Mr Fibig was President and Chairman of the Board of management of Bayer HealthCare Pharmaceuticals, a division of Bayer AG, Germany. Previously, Mr Fibig held several positions of increasing responsibility at Pfizer, Inc., US, including the roles as senior vice president of the US Pharmaceutical Operations from 2007 to 2008, and as president of Latin America, Africa and Middle East from 2003 to 2007. Prior to that, Mr Fibig served as market company president at Pharmacia Corporation in Germany from 2000 to 2003. From 1984 to 1999 Mr Fibig held a series of leadership positions at Boehringer Ingelheim GmbH, Germany.

Special competences:

Extensive global experience within biopharmaceuticals, in-depth knowledge of strategy, sales and marketing and knowledge about how large international companies operate.

Education:

1982 Degree in Marketing, Berlin School of Economics, Germany.

Mr Fibig is a German national, born February 1962.

Sylvie G r égoi r e Member of the Board, Member of the Audit Committee Member of the Nomination Committee Member of the Research & Development Committee Positions and management duties: Executive chair of the board of EIP Pharma, Inc., US. Member of the board of Perkin Elmer Inc., US. Former positions: Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland from 2007 to 2013. Prior to that, she was e x ecutive chair of IDM Pharma Inc., US, f r om 2006 to 2007, and president and chief executive officer in GlycoFi Inc., US from 2003 to 2004. From 1995 to 2003 Ms Grégoire held various leadership positions in Biogen, Inc., in France and the US, recently as executive vice president of Technical Operations. Prior to this, Ms Grégoire was at Merck and Co, in clinical research and regulatory affairs in Canada, US and Belgium for a period of 8 years. Special competences: Deep knowledge of the regulatory environment in both the US and the EU, having experience with all phases of the product life cycle, including discovery, registration, pre - launch and managing the life cycle while on the market. In addition, Ms Grégoire has financial insight, including into P&L responsibility. Education: 1986 Pharmacy Doctorate degree, the State University of NY at Buffalo, US. 1984 BA in Pharmac y , Laval Universit y , Canada. 1980 Science College degree, Séminaire de Sherbrooke, Canada. Ms Grégoire is both a Canadian and US national, born November 1961. First elected in 2015 Most recently elected in 2020 Member of the Audit Committee since 2015 Member of the Research & Development Committee since 2017 Member of the Nomination Committee since 2018 Independent Kasim Kutay Member of the Board Member of the Nomination Committee Member of the Research & Development Committee Position s an d managemen t duties: Chief executive officer of Novo Holdings A/S, Denmark. Member of the board of Novozymes A/S, Denmark, of Evotec SE, Germany and of the Life Sciences Advisory Board of Gimv NV, Belgium. Forme r positions: From 2009 to 2016 Mr Kutay was managing director, co - head of Europe and member of the Global Management Committee of Moeli s & Co. , UK . F r o m 200 7 t o 200 9 M r Kuta y wa s managing director and head of Financial Solutions Group of SUN Group, UK . F r o m 198 9 t o 200 7 M r Kuta y hel d a numbe r o f position s at Morgan Stanley, UK, including chair of the European Healthcare Group. Mr Kutay was member of the Board of Trustees of Northwick Park Institute for Medical Research, UK, from 2005 to 2016. Mr Kutay was member of the Board of Governors from 2006 to 2011 and the Investment Committee from 2011 to 2016 o f th e Schoo l o f Oriental an d Africa n Studie s (S O AS) , UK. Specia l competences: Extensive experience as an investor in the life science sector. Mr Kutay manages an investment fund that invests in life science companies at all stages of development including the venture, g r o wt h an d d e velope d stages . Extensiv e e xperienc e a s financial advisor to the pharmaceutical, biotechnology and medical device industries. Mr Kutay has also advised healthcare companies on an international basis including companies based in Europe, the US , Japa n an d India. Education: 198 7 MS c i n Economics , th e Londo n Schoo l o f Economics , UK. 198 6 BS c i n Economics , th e Londo n Schoo l o f Economics , UK. M r Kuta y i s a U K national , bor n Ma y 1965. First elected in 2017 Most recently elected in 2020 Member of the Nomination Committee since 2017 Member of the Research & Development Committee since 2020 Not independent Annual General Meeting 2021 Novo Nordisk / 18

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Martin Mackay

Member of the Board
Chair of the Research & Development Committee



First elected in 2018
Most recently elected in 2020
Chair of the Research & Development Committee since 2018

Independent

Positions and management duties:

Co-founder, chair of the board and CEO of Rallybio LLC, US. Senior advisor to New Leaf Venture Partners, LLC, US. Member of the board, and chair of the Science and Technology Committee, of Charles River Laboratories International, Inc., US. Member of the board of 5:01 Acquisition Corporation, US.

Former positions:

From 2010 to 2013 Mr Mackay was president of Global Research and Development at AstraZeneca plc., UK. Prior to that, Mr Mackay held a number of positions at Pfizer, Inc., US, from 1995 to 2010, including the roles as president and senior vice president within Research and Development. Mr Mackay was visiting professor at the Department of Pharmacy at King's College, London, UK, from 1998 to 2006 and at the Department of Biomedical Sciences at the University of Lincoln, UK, from 1998 to 2014. Prior to that, Mr Mackay served from 1986 to 1995 as head of a number of departments at Ciba-Geigy Pharmaceuticals, UK and Switzerland. From 1983 to 1986, Mr Mackay served as a research fellow at the Department of Molecular Biology at the University of Edinburgh, UK. From 1979 to 1980 Mr Mackay served as a microbiologist at the Chemotherapeutic Research Center at Beecham Pharmaceuticals, UK.

Special competences:

R&D executive with extensive experience in building a pipeline, acquiring products and managing the portfolio of early-stage and late-stage projects in large international pharmaceutical companies.

Education:

1984 Doctorate/PhD, University of Edinburgh, UK.
1979 BSc (First Class Honours) in Microbiology, Heriot-Watt University, Edinburgh, UK.

Mr Mackay is a US national, born April 1956.

Henrik Poulsen

Proposed elected as member of the Board



First elected in 2021

Not independent

Positions and management duties:

Senior advisor to A.P. Møller Holding A/S, Denmark. Member of the supervisory board of Bertelsmann SE & Co. KGaA, Germany. Deputy chair of the board of ISS A/S, Denmark. Candidate for election as member of the boards of Novo Holdings A/S and Ørsted A/S, respectively and as deputy chair of Carlsberg A/S in March 2021, all in Denmark. Deputy chair of the board of Kinnevik AB, Sweden (is not seeking re-election at the 2021 AGM).

Former positions:

Mr Poulsen served as CEO and President of Ørsted A/S, Denmark, a global leader in renewable energy in the period 2012-2020. Prior to that Mr Poulsen was CEO and President of the telecommunication company TDC A/S, Denmark. From 2007-2008 Mr Poulsen served as Operating Executive of Kohlberg Kravis Roberts & Co. in the UK preceded by executive roles with the LEGO group, Denmark, in the period 1999-2006.

Special competences:

Extensive executive and board experience in large international companies, significant financial knowledge and in-depth knowledge of strategy, transformation, innovation and mergers and acquisitions.

Education:

1994 MSc, Finance & Accounting, Aarhus School of Business, Denmark.
1991 BSc, International Business, Aarhus School of Business, Denmark.

Mr Poulsen is a Danish national, born September 1967.

Employee elected board members Mette Bøjer Jensen Member of the Board (employee - elected board member) Member of the Nomination Committee First elected in 2018 Member of the Nomination Committee since 2018 Thomas Rantzau Member of the Board (employee - elected board member) Member of the Research & Development Committee First elected in 2018 Member of the Research & Development Committee since 2018 Positions and management duties: Wash & Sterilisation Specialist in Product Supply, Novo Nordisk A/S. Education: 2010 Graduate Programme (HD) in Business Administration (Strategic management and business development), Copenhagen Business School, Denmark. 2001 MSc in Biotechnology, Aalborg University, Denmark. Ms Jensen is a Danish national, born December 1975. Anne Marie Kverneland Member of the Board (employee - elected board member) Member of the Remuneration Committee First elected in 2000 Most recently elected in 2018 Member of the Remune r ation Committee since 2017 Positions and management duties: Area specialist in Product Supply, Novo Nordisk A/S. Education: 2003 Deg r ee in food engineering, D T U , Denmark. 1992 Diploma as dairy technician. Mr Rantzau is a Danish national, born March 1972. Stig St røbæk Member of the Board (employee - elected board member) Member of the Audit Committee First elected in 1998 Most recently elected in 2018 Member of the Audit Committee since 2013 Positions and management duties: Laboratory technician and full - time union representative, Novo Nordisk A/S. Member of the Board of Directors of the Novo Nordisk Foundation since 2014. Education: 1980 Degree in medical laboratory technology (laboratory technologist), the Copenhagen University Hospital, Denmark. Ms Kverneland is a Danish national, born July 1956. Positions and management duties: Electrician and full - time union representative, Novo Nordisk A/S. Education: 2003 Diploma in further training for board members, the Danish Employees’ Capital Pension Fund (LD). 1984 Diploma in electrical engineering. Mr Strøbæk is a Danish national, born January 1964. Annual General Meeting 2021 Novo Nordisk / 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 23, 2021	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer